SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

HEMAGEN DIAGNOSTICS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
423501 105
(CUSIP Number)
Gary P. Kreider, Esq. Keating Muething & Klekamp PLL One East Fourth Street, 10th Floor Cincinnati, Ohio 45202 (513) 579-6411
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 24, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

CUSIP No. 423501 105		Page 2 of 3 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William P. Hales
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT ☐ TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,805,198
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,805,198
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,805,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON* IN

Page 3 of 3 Pages

This Amendment No. 4 to Schedule 13D is filed to reflect changes in Item 5 as described below.

Item 5.  Interest in Securities of the Issuer

William P. Hales

(a)(b) See page 2, nos. 7, 9, 11 & 13, which each consist of 1,133,450 shares of Common Stock directly held, 1,980,148 shares issuable upon the exercise of options within 60 days and senior subordinated secured convertible notes convertible into 691,600 shares of common stock within 60 days.

(c)   None.

(d)   None.

(e)   Not Applicable.

Dated:  March 15, 2007

/s/William P. Hales
William P. Hales